Exhibit 99.2

Consolidated Financial Statements (Expressed in thousands of United States dollars) WESTPORT INNOVATIONS INC. Three months ended June 30, 2011 and 2010

WESTPORT INNOVATIONS INC. Consolidated Balance Sheets (Expressed in thousands of United States dollars, except share amounts) (Unaudited)

	June 30,	March 31,
	2011	2011
		(Recast –
		Note 2(a))
Assets
Current assets:
Cash and cash equivalents	$138,894	$148,462
Short-term investments	23,547	31,841
Accounts receivable (note 3)	18,520	15,934
Loan receivable (note 13(a))	15,740	14,200
Inventories (note 4)	18,739	16,805
Prepaid expenses	3,908	1,786
Current portion of future income tax assets	6,142	6,084
	225,490	235,112
Long-term investment (note 5)	6,099	5,622
Other assets (note 6)	1,918	1,982
Equipment, furniture and leasehold improvements	13,320	12,083
Intangible assets	6,887	6,859
Future income tax assets	3,374	3,514
Goodwill	8,189	8,202

	$265,277	$273,374

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 7)	$28,142	$24,765
Current portion of deferred revenue	2,223	2,041
Short-term debt	-	208
Current portion of long-term debt (note 9)	15,692	15,210
Current portion of warranty liability (note 10)	11,620	12,151
	57,677	54,375

Warranty liability (note 10)	6,507	5,884
Long-term debt (note 9)	10,330	10,012
Deferred revenue	6,923	6,932
Other long-term liabilities	151	164
	81,588	77,367
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
47,252,466 (March 31, 2011 – 46,972,304) common shares	433,196	430,608
Other equity instruments	4,508	4,205
Additional paid in capital	4,847	5,141
Accumulated deficit	(303,477)	(284,509)
Accumulated other comprehensive income	26,758	25,641
	165,832	181,086
Joint venture partners’ share of net assets of joint ventures (note 13)	17,857	14,921
	183,689	196,007
Subsequent events (note 16)

	$265,277	$273,374

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (unaudited) (Expressed in thousands of United States dollars, except share and per share amounts)
	Three months ended
	June 30,
	2011	2010
		(Recast –
		Note 2(a))

Product revenue	$37,162	$18,870
Parts revenue	7,704	6,621
	44,866	25,491
Cost of revenue and expenses:
Cost of product and parts revenue	29,663	16,738
Research and development (notes 11 and 12)	11,350	6,747
General and administrative (note 11)	6,492	2,521
Sales and marketing (note 11)	7,267	3,691
Foreign exchange loss (gain)	54	(566)
Depreciation and amortization	853	424
Bank charges, interest and other	427	151
	56,106	29,706

Loss before undernoted	(11,240)	(4,215)

Income (loss) from investment accounted for by the equity

method (note 5)	445	(155)
Interest on long-term debt and amortization of discount	(964)	(720)
Interest and other income	315	294

Loss before income taxes	(11,444)	(4,796)

Income tax expense:
Current	(3,632)	(1,784)
Future	(101)	(26)
	(3,733)	(1,810)

Net loss for the period	$(15,177)	$(6,606)

Net income (loss) attributed to:
Joint venture partners (note 13)	$2,936	$1,444
The Company	(18,113)	(8,050)

Loss per share attributable to the Company:
Basic and diluted	$(0.38)	$(0.20)

Weighted average common shares outstanding:
Basic and diluted	47,141,868	39,301,623

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Comprehensive Loss (unaudited) (Expressed in thousands of United States dollars)

	Three months ended
	June 30,
	2011	2010
		(Recast –
		Note 2(a))

Net loss for the period	$(15,177)	$(6,606)
Other comprehensive income (loss):
Cumulative translation adjustment	1,117	(3,491)
Comprehensive loss	$(14,060)	$(10,097)

Comprehensive income (loss) attributable to:
Joint venture partners	$2,936	$1,444
The Company	(16,996)	(11,541)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

Year ended March 31, 2011 and for the three months ended June 30, 2011

	Common shares	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Joint venture partners share of net assets of joint ventures	Total shareholders’ equity

Balance, March 31, 2010 (Recast - Note 2(a))	38,494,475	$293,609	$9,825	$3,998	$(242,367)	$18,227	$13,136	$96,428

Issue of common shares on exercise of stock options	472,414	5,115	-	(1,817)	-	-	-	3,298
Issue of common shares on exercise of performance share units	241,825	3,239	(3,239)	-	-	-	-	-
Issue of common shares on exercise of warrants	858,221	13,853	(4,344)	-	-	-	-	9,509
Cancellation of common shares	(52,131)	(895)	-	-	-	-	-	(895)
Reclassification of fair value of expired warrants	-	-	(2,413)	2,413	-	-	-	-
Stock-based compensation	-	-	4,376	547	-	-	-	4,923
Issue of common shares on public offering	6,957,500	121,756	-	-	-	-	-	121,756
Share issuance costs	-	(6,069)	-	-	-	-	-	(6,069)
Net loss for the period	-	-	-	-	(42,142)	-	7,785	(34,357)
Dividends paid by joint ventures	-	-	-	-	-	-	(6,000)	(6,000)
Other comprehensive income	-	-	-	-	-	7,414	-	7,414

Balance, March 31, 2011 (Recast - Note 2(a))	46,972,304	430,608	4,205	5,141	(284,509)	25,641	14,921	196,007

Issue of common shares on exercise of stock options	93,441	1,217	-	(429)	-	-	-	788
Issue of common shares on exercise of performance share units	235,902	1,774	(1,774)	-	-	-	-	-
Cancellation of common shares	(49,181)	(403)	-	-	(855)	-	-	(1,258)
Stock-based compensation	-	-	2,077	135	-	-	-	2,212
Net loss for the period	-	-	-	-	(18,113)	-	2,936	(15,177)
Other comprehensive income	-	-	-	-	-	1,117	-	1,117

Balance June 30, 2011 (unaudited)	47,252,466	$433,196	$4,508	$4,847	$(303,477)	$26,758	$17,857	$183,689

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars)

	Three months ended
	June 30,
	2011	2010
		(Recast –
		Note 2(a))

Cash flows from operating activities:
Loss for the period	$(15,177)	$(6,606)
Items not involving cash:
Depreciation and amortization	853	424
Stock-based compensation expense	2,212	632
Future income tax expense	101	26
Change in deferred lease inducements	(14)	(13)
Loss (income) from investment accounted for
by the equity method	(445)	155
Accretion of long-term debt	616	393
Other	65	(160)
Changes in non-cash operating working capital:
Accounts receivable	(2,342)	2,752
Inventories	(1,733)	411
Prepaid expenses	(2,103)	136
Accounts payable and accrued liabilities	1,733	(6,159)
Deferred revenue	203	1,428
Warranty liability	73	(993)
	(15,958)	(7,574)
Cash flows from investing activities:
Purchase of property and equipment	(1,774)	(583)
Sale of short-term investments, net	8,433	14,219
Advances on loan receivable	(1,605)	(1,210)
	5,054	12,426
Cash flows from financing activities:
Repayment of demand installment loan	-	(3,206)
Repayment of other long-term debt	(32)	(32)
Repayment on short-term debt	(221)	-
Shares issued for cash	788	10,597
	535	7,359
Effect of foreign exchange on cash and cash equivalents	801	(2,963)

Increase (decrease) in cash and cash equivalents	(9,568)	9,248
Cash and cash equivalents, beginning of period	148,462	70,480

Cash and cash equivalents, end of period	$138,894	$79,728

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Continued) (Expressed in thousands of United States dollars)
	Three months ended
	June 30,
	2011	2010
		(Recast –
		Note 2(a))

Supplementary information:
Interest paid	$1,141	$707
Taxes paid	4,910	5,890
Non-cash transactions:
Purchase of equipment, furniture and leasehold
improvements by assumption of capital lease
obligation	34	-
Shares issued on exercise of performance
share units	1,774	-
Cancellation of common shares	1,258	-

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation:

The unaudited consolidated balance sheet as at June 30, 2011, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three months ended June 30, 2011 and 2010 and the unaudited consolidated statement of shareholders’ equity for the three months ended June 30, 2011 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), Accounting Standards Codification (“ASU”) 270, Interim Reporting.  Effective April 1, 2011, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP, and these are the Company’s first interim consolidated financial statements prepared in accordance with U.S. GAAP.  The change in generally accepted accounting principles is described in note 2(a).  The Company issued its audited annual consolidated financial statements for the year ended March 31, 2011 in accordance with Canadian GAAP and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in note 24 to those audited annual consolidated financial statements.

These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2011 filed with the appropriate securities regulatory authorities.

In accordance with U.S. GAAP, these interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at June 30, 2011 for all periods presented, have been made.  The results of operations for the three month period ended June 30, 2011 are not necessarily indicative of the results for the Company’s full year.

The Company’s reporting currency is the United States dollar.  The functional currency of the Company’s operations is the Canadian dollar except for Cummins Westport Inc. (“CWI”), which uses the U.S. dollar as its functional currency, and OMVL S.p.A. (“OMVL”), which uses the Euro as its functional currency.  The Company translates its consolidated Canadian dollar and Euro functional currency financial statements into the reporting currency using the current rate method. All assets and liabilities are translated using the period end exchange rates.  Shareholders’ equity balances are translated using a weighted average of historical exchange rates.  Revenues and expenses are translated using the monthly average rate for the period.  The period end exchange rate of the Canadian dollar as at June 30, 2011 was $1.04 (March 31, 2011 - $1.03), and the average exchange rate for the three months ended June 30, 2011 was $1.03 (2010 - $0.97).  The period end exchange rate of the Euro was 1.45 (March 31, 2011 - 1.42), and the average exchange rate for the three months ended June 30, 2011 was $1.44 (2010 - $1.31).  Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:

	(a)	Changes in generally accepted accounting policies:

The Company historically prepared its consolidated financial statements in accordance with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP.  Effective April 1, 2011, the Company adopted U.S. GAAP as the accounting and reporting framework for its consolidated financial statements.  These unaudited consolidated financial statements, including related notes, have been prepared in accordance with U.S. GAAP.  All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP.  The adjustments resulted in a decrease in accumulated deficit of $146, a decrease in assets of $12, an increase in liabilities of $130 and a decrease in shareholders’ equity of $142 at April 1, 2011.  The adjustments also resulted in a decrease in net loss of $36 for the three months ended June 30, 2010.  These differences are summarized in note 24 of our annual consolidated financial statements for the year ended March 31, 2011.

	(b)	Accounting policies adopted during the period:

Fair value measurements and disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, Fair Value Measurements and Disclosures, to require more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in level 3 fair value measurements, and transfers between Level 1, 2, and 3.  This update was effective for the Company on April 1, 2011.  The adoption of this update has increased our disclosure requirements on the fair value of our financial instruments, which is included in note 15.

Intangibles - Goodwill and Other

In December 2010, the FASB issued ASU No. 2010-28, Intangibles - Goodwill and Other, which modifies step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform step 2 of the impairment test if it is more likely than not that a goodwill impairment exists.  This update was effective for the Company on April 1, 2011.  Adoption of this update did not have any impact on the consolidated financial statements.

Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, on the disclosure of supplementary pro forma information for business combinations.  A public entity (acquirer) that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.  This update is effective prospectively for acquisitions on or after April 1, 2011 for the Company.   Adoption of this standard did not have any impact on the consolidated financial statements but will affect the presentation and disclosure of future acquisitions.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes (continued):

	(b)	Accounting policies adopted during the period (continued):

Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements.  The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available.  The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration.  Additional expanded qualitative and quantitative disclosures are also required.  The guidance is effective for the Company prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011.  Adoption of this update did not have any impact on the consolidated financial statements.

	(c)	New accounting pronouncements:

Fair value measurements

In May 2011, the FASB provided amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments provide clarification and/or additional requirements relating to the following: 1) application of the highest and best use and valuation premise concepts; 2) measurement of the fair value of instruments classified in an entity’s shareholders’ equity; 3) measurement of the fair value of financial instruments that are managed within a portfolio; 4) application of premiums and discounts in a fair value measurement; and 5) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows.

Comprehensive Income

In June 2011, the FASB provided amendments requiring an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have any impact on the Company’s financial position, results of operations or cash flows.

3.	Accounts receivable:

	June 30, 2011	March 31, 2011

Customer trade receivable	$12,186	$14,289
Government funding receivable	2,011	1,281
Due from joint venture partner and other receivables	5,141	1,075
Allowance for doubtful accounts	(818)	(711)

	$18,520	$15,934

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

4.	Inventories:

	June 30, 2011	March 31, 2011

Purchased parts	$10,947	$10,494
Assembled parts	4,039	2,705
Work-in-process	3,063	3,453
Finished goods	1,730	1,349
Obsolescence provision	(1,040)	(1,196)

	$18,739	$16,805

5.	Long-term investment:

On July 3, 2010, the Company invested $4,300 under an agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”).  The Company has a 35% equity interest in WWI.

During the three months ended June 30, 2011, the Company recognized income of $445 (2010 - $nil), as income from investment accounted for by the equity method.

Prior to July 2, 2010, the Company had a 49% interest in Westport Light Duty Inc. (formerly, Juniper Engines Inc.). The Company had determined that Westport Light Duty Inc. was a variable interest entity.  However, the Company was not the primary beneficiary and had accounted for its interest in Westport Light Duty Inc. using the equity method.  During the period from April 1, 2010 to July 2, 2010, the Company recognized a loss of $155 from this investment.

On July 2, 2010, the Company acquired the remaining 51% interest in Westport Light Duty Inc.  As a result, effective July 2, 2010, the Company has consolidated 100% of the assets, liabilities, revenues and expenses of Westport Light Duty Inc.

6.	Other assets:

On October 15, 2010, the Company entered into a Note and Warrant Purchase Agreement (the “Agreement”) with a private energy company based in the United States to fund operating and capital expenditures related to infrastructure development activities.

Under the Agreement, the Company loaned $1,800 and received 1,427,179 warrants to purchase common shares at $0.10 per share for a period of five years.

The loan bears interest at 12.5% and is payable at the maturity date of October 15, 2012.  As at June 30, 2011, the Company had accrued $118 in interest income.

7.	Accounts payable and accrued liabilities:

	June 30, 2011	March 31, 2011

Trade accounts payable	$25,871	$18,270
Accrued payroll	1,595	4,852
Accrued interest	69	416
Income taxes payable	478	1,087
Other	129	140
	$28,142	$24,765

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

8.	Demand installment loan:

The Company has a credit facility for maximum borrowings of CDN$20,000 governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 1% per annum.  As at June 30, 2011, no amounts were outstanding as a demand installment loan.

As at June 30, 2011, the Company has an outstanding a letter of credit for $10,705 (CDN$11,400) as security for the long-term payable to Societa Italiana Tecnomeccanica La Precisa S.p.A. and Sit International B.V., collectively the “Sellers” of OMVL (note 9 (b)).

9.	Long-term debt:

	June 30, 2011	March 31, 2011
		(recast - note 2(a))

Subordinated debenture notes (a)	$15,552	$15,078
Long-term payable (b)	10,240	9,919
Capital lease obligation	230	225
	26,022	25,222

Current portion	(15,692)	(15,210)

	$10,330	$10,012

(a)
On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $14,090 (CDN$15,000).  Each debenture unit consisted of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at CDN$18.73.  Interest was payable semi-annually and the debentures matured on July 3, 2011 (note 16).  The debenture notes were being accreted to the principal amount using the effective interest rate of 23% over the term to maturity.

On July 3, 2010, all unexercised warrants expired.  As at June 30, 2011, the debenture notes were fully accreted to the principal amount.

(b)
On July 2, 2010, the Company acquired OMVL for $25,711.  A portion of the purchase price amounting to $11,037 (€7,600) is payable on the third anniversary of the closing date to the Sellers.  The difference between the carrying value of this liability and the principal amount is accreted to the principal amount using the effective interest rate of 3.72% over the term to maturity.  The amount payable to the Sellers will be paid in full on maturity and is not subject to any interest payments.  The amount outstanding is denominated in Euro, exposing the Company to foreign exchange changes.  The amount is guaranteed to the Sellers by Banca Intesa S.p.A. with a cross guarantee from the Bank of Montreal.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

10.	Warranty liability:

A continuity of the warranty liability for the three months ended June 30, 2011 and 2010 is as follows:

	2011	2010

Balance, beginning of period	$18,035	$20,950
Warranty claims	(3,085)	(3,708)
Warranty accruals	3,640	2,870
Change in warranty estimates	(369)	(326)
Impact of foreign exchange	(94)	17

Balance, end of period	$18,127	$19,803
Current portion	11,620	11,929
Long-term portion	$6,507	$7,874

11.	Stock options and other stock-based plans:

	(a)	Share options:

A summary of the status of Westport Omnibus Plan and the former Amended and Restated Unit Plan for the three months ended June 30, 2011 and 2010 are presented as follows:

	Three months ended June 30, 2011		Three months ended June 30, 2010
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)

Outstanding, beginning of period	562,014	$8.46	1,051,589	$8.13

Granted	-	-	-	-
Exercised	(93,441)	(7.89)	(144,391)	(8.15)
Cancelled/expired	(8,142)	(4.84)	(11,309)	(29.23)

Outstanding, end of period	460,431	$8.64	895,889	$7.86

Options exercisable, end of period	361,762	$7.72	672,988	$6.85

During the three months ended June 30, 2011, the Company recognized $135 (2010 - $136) in stock-based compensation related to stock options.

As at June 30, 2011, $481 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of four years.

The aggregate intrinsic value of outstanding and exercisable stock option awards was $6,661 and $5,567, respectively, at June 30, 2011.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

11.	Stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”)  (together, the “Units”) and the amounts accrued are recorded as other equity instruments.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of June 30, 2011 and 2010 are as follows:

	Three months ended June 30, 2011		Three months ended June 30, 2010
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Outstanding, beginning of period	1,377,237	$12.19	1,194,913	$8.56

Granted	248,542	$36.92	-	$-
Exercised	(235,902)	$(7.34)	-	$-

Outstanding, end of period	1,389,877	$17.44	1,194,913	$8.56

Units outstanding and exercisable, end of period	302,911	$7.02	182,495	$10.79

	Three months ended June 30, 2011		Three months ended June 30, 2010
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Unvested, beginning of period	835,703	$15.62	1,012,418	$8.16

Granted	248,542	$36.92	-	$-
Vested	2,721	$8.51	-	$-

Unvested, end of period	1,086,966	$20.34	1,012,418	$8.16

During the three months ended June 30, 2011, the Company recognized stock-based compensation expense of $2,077 (2010 - $496) related to Units that vested during the period.

As at June 30, 2011, $17,739 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

Of the Units granted during the three months ended June 30, 2011, 145,794 Units were subject to market as well as service conditions. The fair value of these Units was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil%; expected stock price volatility - 59.98%; and risk free interest rate - 1.52%.  The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions.  Payout factors are determined based upon the absolute stock price two years after the grant date and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date.  One-half of these Units vest after two years and the remainder after three years from the date of the grant.  The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

11.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant.  Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s outstanding and exercisable Units is $32,120 and $7,000, respectively, at June 30, 2011.

Stock-based compensation associated with the Units and stock options is included in operating expenses for the three months ended June 30, 2011 and 2010 as follows:

	2011	2010

Research and development	$254	$102
General and administrative	1,259	362
Sales and marketing	699	168

	$2,212	$632

12.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three months ended June 30, 2011 and 2010, the following research and development expenses had been incurred and program funding received or receivable:

	Three months ended June 30,
	2011	2010

Research and development expenses	$12,775	$7,393
Program funding	(1,425)	(646)

Research and development	$11,350	$6,747

13.	Investment in joint ventures:

	June 30, 2011	March 31, 2011

Cummins Westport Inc. (a)	$17,713	$14,770
BTIC Westport Inc. (b)	144	151

	$17,857	$14,921

(a)	Cummins Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue, and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity and the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures”.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

13.	Investment in joint ventures (continued):

	(a)	Cummins Westport Inc. (continued):

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as of and for the periods presented are as follows:

	June 30, 2011	March 31, 2011

Current assets:
Cash and cash equivalents	$1,069	$2,291
Short-term investments	13,802	14,010
Accounts receivable	5,227	1,016
Loan receivable	15,740	14,200
Prepaid expenses	53	100
Current portion of future income tax asset	5,188	5,288
	41,079	36,905

Future income tax asset	3,576	3,511

Equipment, furniture and leasehold improvements	739	765

	$45,394	$41,181

	June 30, 2011	March 31, 2011

Current liabilities:
Accounts payable and accrued liabilities	$1,800	$1,658
Deferred revenue	1,953	1,797
Current portion of warranty liability	11,403	11,997
	15,156	15,452
Long-term liabilities:
Warranty liability	4,812	4,724
Deferred revenue	5,518	5,453
	10,330	10,177

	$25,486	$25,629

	Three months ended June 30,
	2011	2010

Product revenue	$25,056	$18,434
Parts revenue	6,893	5,824
	31,949	24,258
Cost of revenue and expenses:
Cost of revenue	17,930	15,699
Research and development	1,686	2,052
General and administrative	261	338
Sales and marketing	2,737	1,281
Foreign exchange	-	26
Bank charges, interest and other	72	65
	22,686	19,461

Income before undernoted	9,263	4,797

Interest and investment income	86	47

Income before income taxes	9,349	4,844

Income tax recovery (expense):
Current	3,429	1,784
Future	34	26
	3,463	1,810

Income for the year	5,886	3,034

Income attributable to Joint Venture Partner	(2,943)	(1,517)

Income attributable to the Company	$(2,943)	$1,517

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

13.	Investment in joint ventures (continued):

(b)	BTIC Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue, and expenses of BTIC Westport Inc. (“BWI”), a joint venture with Beijing Tianhai Industry Co., Ltd. Of China (“BTIC”), since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI, and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures.”  For the three months ended June 30, 2011 and 2010, the net loss from BWI attributable to BTIC was $7 and $73, respectively.

14.	Segmented information:
The Company’s business operates in three reportable operating segments:

•   CWI, which serves the medium- to heavy-duty engine markets.  The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas;

•   Westport LD, which designs, produces and sells high-performance alternative fuel engines  targeting the global CNG and liquefied petroleum gas industrial and light-duty automotive market; and

•   Other, which includes Westport HD and other corporate costs. Westport HD includes the heavy-duty engine markets and currently offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is a proprietary development platform, engaged in the engineering, design and marketing of natural-gas enabling technology for the heavy-duty diesel engine and truck market.

These corporate reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The Company evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses and interest and other income.  The Company did not record any intersegment sales or transfers for the three months ended June 30, 2011 and 2010.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Segmented information (continued):

	For the three months ended June 30,
	2011	2010

Revenue
CWI	$31,949	$24,258
Westport LD	10,867	-
Other	2,050	1,233

	44,866	25,491

Net operating income (loss)
CWI	9,335	4,888
Westport LD	(881)	-
Other	(18,360)	(9,094)
	(9,906)	(4,206)

Depreciation and amortization
CWI	(26)	(18)
Westport LD	(463)	-
Other	(364)	(406)
	(853)	(424)

Loss before undernoted	(10,759)	(4,630)

Other income (expense), net	(685)	(166)

Loss before income taxes	$(11,444)	$(4,796)

Capital expenditures:
CWI	$-	$132
Westport LD	447	-
Other	1,327	451
	$1,774	$583

For the three months ended June 30, 2011, 62% (2010 - 64%) of the Company’s revenue was from sales in the Americas, 16% (2010 - 8%) from sales in Asia and 22% (2010 - 28%) from sales elsewhere.

As at June 30, 2011, total goodwill of $8,189 (March 31, 2011 - $8,202) was allocated to the Westport LD segment.  As at June 30, 2011, total long-term investments of $6,099 (March 31, 2011 - $5,622) was allocated to the Other segment.  Total assets are allocated as follows:

	June 30, 2011	March 31, 2011

CWI	$46,689	$41,181
Westport LD	48,942	46,708
Other	169,646	185,485

	$265,277	$273,374

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Segmented information (continued):

Capital assets and goodwill information by geographic area:

	June 30, 2011	March 31, 2011

Italy	$12,950	$12,755
Canada	7,731	6,701
United States	758	787
China	36	42
Australia	34	-

	$21,509	$20,285

15.	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investment represents our interest in the Weichai Westport Inc. joint venture, which is accounted for using the equity method.

Other assets consist of a note purchased from a private energy company (note 6). It is recorded at the outstanding principal amount plus accrued interest.  Given that the company is private, there is a lack of observable market data.  However, the Company believes that the carrying value of the note approximates its fair value as the interest rate of 12.5% represents a market-based rate that would be demanded for a note with similar terms and conditions.

The Company also received warrants to purchase common shares under the Note and Warrant Purchase Agreement.  As the shares are privately held, there is a lack of observable market data and the fair value of the common shares is not readily determinable.  The Company believes the fair value of the warrants is nominal given the counterparty’s development activities are still at an early stage.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair value of the Company’s short-term debt is not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheet for the subordinated debenture notes (note 9(a)) is recorded at amortized cost using the effective interest rate method, and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date.  As at June 30, 2011, the subordinated debenture notes have been fully amortized as it matures on July 3, 2011; therefore, the fair value of the subordinated debenture notes approximates its carrying value.

The carrying value reported in the balance sheet for other long-term debt is also recorded at amortized cost using the effective interest rate method.  It is being accreted to the gross proceeds of €7,600 that is payable to the Sellers of OMVL on July 2, 2013 at the effective interest rate of 3.65%.  As at June 30, 2011, the fair value of the long-term debt is higher than its carrying value by $296 based on a market interest rate of 2.35%.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

15.	Fair value of financial instruments (continued):

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1    -    Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2    -    Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3    -    Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2011, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

16.	Subsequent events:

On July 1, 2011, the Company acquired Emer S.p.A. (“Emer”).  Upon closing, the Company paid $37,200 (€25,600), which consists of $17,600 (€12,100) in cash and 881,860 shares of the Company.  The purchase price includes the assumption of approximately $77,000 (€53,000) in existing net debt within Emer. Post-closing, the Company paid down $36,300 (€25,000) of the debt, leaving $40,700 (€28,000) in net debt.  As a result of the acquisition, the Company will commence consolidating 100% of the assets, liabilities, revenues and expenses of Emer on the transaction closing date of July 1, 2011.

On July 3, 2011, the Company repaid its outstanding subordinated debentures principal balance (note 9(a)) of CDN$15,000 in full.  The Company also paid accrued interest up to July 3, 2011 of CDN$70 on the same day.